                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (Amendment No. 2)(1)

                      Pioneer Tax Advantaged Balanced Trust
                      -------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    72388R101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 40 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 2 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,662,841
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,662,841
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,662,841
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 3 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,662,841
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,662,841
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,662,841
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 4 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  810,739
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              810,739
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    810,739
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 5 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  837,702
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              837,702
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    837,702
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 6 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  13,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              13,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    13,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 7 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  650,560
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              650,560
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    650,560
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 8 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  514,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              514,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    514,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 9 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,164,960
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,164,960
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,164,960
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 10 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,164,960
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,164,960
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,164,960
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 11 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,164,960
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,164,960
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,164,960
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 12 of 40 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MATTHEW CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    USA
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 13 of 40 Pages
----------------------                                    ----------------------

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule
13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

      Item 2 is hereby amended and restated as follows:

      Item 2. IDENTITY AND BACKGROUND

      (a) This statement is filed by Western  Investment LLC, a Delaware limited liability  company  ("WILLC"),  Arthur  D.  Lipson,  Western  Investment  Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Activism Partners LLC, a Delaware limited  liability  company ("WIAP"),  Western
Investment Total Return Master Fund Ltd., a Cayman Islands corporation ("WITR"),
Benchmark Plus  Institutional  Partners,  L.L.C., a Delaware  limited  liability company ("BPIP"),  Benchmark Plus Partners,  L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"),  Scott Franzblau,  Robert Ferguson and Matthew Crouse.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting  Persons." WILLC provides  recommendations  from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and between WILLC and BPP.

      WILLC has sole voting and investment power over WIHP's,  WIAP's and WITR's security  holdings and Mr. Lipson,  in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  BPM is the managing member of
BPIP and BPP and  Messrs.  Franzblau  and  Ferguson,  in their role as  managing members of BPM,  have sole voting and  investment  control over BPIP's and BPP's security holdings.

      By virtue of that certain Joint Filing and  Solicitation  Agreement by and among the  Reporting  Persons,  as  described  in further  detail in Item 6, the
Reporting  Persons affirm that they are members of a "group" for the purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

      (b) The principal business address of WILLC, Mr. Lipson,  WIHP, WIAP, WITR and Mr. Crouse is 7050 S. Union Park Center,  Suite 590, Midvale,  UT 84047. The
officers and directors of WITR are set forth on Schedule B and  incorporated  by reference in this Item 2.

      The  principal  business  address of BPIP,  BPP,  BPM, Mr.  Franzblau  and
Mr.Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

      (c) The  principal  business  of WILLC is acting as the  general  partner, managing member and investment manager of WIHP, WIAP and WITR, respectively. The principal  occupation of Arthur D. Lipson is acting as managing member of WILLC.
The  principal  business  of  WIHP,  WIAP  and WITR is  acquiring,  holding  and disposing of investments in various companies.  The principal  occupation of Mr.
Crouse is serving as a portfolio manager at WILLC.

      The principal business of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 14 of 40 Pages
----------------------                                    ----------------------

the managing  member of BPIP and BPP. The principal  occupation of each of Scott
Franzblau and Robert Ferguson is acting as a managing member of BPM.

      (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting  Person has, during the last five years,  been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Messrs.  Lipson,  Franzblau,  Ferguson  and Crouse are citizens of the
United States of America.

      Item 3 is hereby amended and restated to read as follows:

      Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate purchase price of the 1,662,841 Shares beneficially owned by
WILLC is  approximately  $23,235,017.  The  Shares  beneficially  owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 810,739
Shares that were acquired with WIHP's working capital,  837,702 Shares that were acquired with WIAP's  working  capital and 13,400 Shares that were acquired with
WITR's working  capital.  The aggregate  purchase price of the 1,164,960  Shares beneficially owned by BPM is approximately $15,803,725.  The Shares beneficially owned by BPM consist of 650,560  Shares that were acquired  with BPIP's  working capital and 514,400 Shares that were acquired with BPP's working capital.

      Item 4 is hereby amended to add the following:

      On March 15,  2007,  WILLC  delivered  a letter to the  Issuer  nominating
Arthur  D.  Lipson,  Robert  Ferguson  and  Matthew  Crouse  (collectively,  the
"Nominees"),  as set forth  therein,  for election as directors of the Issuer at the  Issuer's  2007  annual  meeting of  shareholders,  or any other  meeting of
shareholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations  thereof (the "Annual  Meeting").  A copy of this letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

      Items 5(a)-(c) are hereby amended and restated to read as follows:

      Item 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,706,981 Shares outstanding, which is the total number of
Shares  outstanding  as of November 30, 2006,  as reported in the Issuer's  Form
N-CSR filed with the Securities and Exchange Commission on February 6, 2007.

      As of the  close  of  business  on March  16,  2007,  WIHP,  WIAP and WITR
beneficially   owned   810,739,   837,702  and  13,400   Shares,   respectively,
representing  approximately  2.8%, 2.9% and less than 1%,  respectively,  of the

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 15 of 40 Pages
----------------------                                    ----------------------

Shares  outstanding.  WILLC  beneficially  owned 1,662,841 Shares,  constituting approximately  5.8% of the Shares  outstanding.  Mr. Lipson  beneficially  owned
1,662,841 Shares, constituting approximately 5.8% of the Shares outstanding.

      As of the close of business on March 16, 2007,  BPIP and BPP  beneficially owned  650,560 and 514,400  Shares,  respectively,  constituting  2.3% and 1.8%, respectively, of the Shares outstanding. As the managing member of BPIP and BPP,
BPM  may be  deemed  to  beneficially  own the  1,164,960  Shares  owned  in the aggregate  by BPIP  and  BPP,  constituting  approximately  4.1%  of the  Shares outstanding.  As managing members of BPM, Messrs.  Franzblau and Ferguson may be deemed to  beneficially  own the  1,164,960  Shares  beneficially  owned by BPM, constituting approximately 4.1% of the Shares outstanding.

      (b) Each of WILLC  and Mr.  Lipson  is  deemed  to have  sole  voting  and dispositive  power over the Shares reported as beneficially  owned by WIHP, WIAP and WITR by virtue of their respective positions as described in paragraph (a).

      Each of BPM, Mr. Ferguson and Mr.  Franzblau is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP and
BPP by virtue of their respective positions as described in paragraph (a).

      Neither  WILLC,   Mr.  Lipson,   WIHP,  WIAP  nor  WITR  has  voting  or
dispositive  control over the Shares held by BPIP, BPP, BPM, Mr. Franzblau and
Mr.  Ferguson.  Neither BPIP,  BPP, BPM, Mr.  Franzblau,  nor Mr. Ferguson has
voting or  dispositive  control  over the Shares  held by WILLC,  Mr.  Lipson,
WIHP, WIAP and WITR.

      (c) Schedule A annexed hereto lists all  transactions in the Shares by the
Reporting  Persons  since the filing of  Amendment  No. 1 to the  Schedule  13D.
Except where otherwise noted, all of such transactions were effected in the open market.

      Item 6 is hereby amended to add the following:

      On March 15, 2007, WILLC,  Arthur D. Lipson,  WIHP, WIAP, WITR, BPIP, BPP,
BPM,  Robert  Ferguson,  Scott Franzblau and Matthew Crouse  (collectively,  the
"Group")  entered into a Joint  Filing and  Solicitation  Agreement  (the "Joint
Filing  Agreement") in which,  among other things, (a) the parties agreed to the joint  filing on  behalf  of each of them of  statements  on  Schedule  13D with respect to the securities of the Issuer, (b) the parties agreed to vote in favor of the election of Arthur D.  Lipson,  Robert  Ferguson and Matthew  Crouse (the
"Nominees") and to solicit  proxies or written  consents for the election of the
Nominees,  or any other person(s)  nominated by WILLC as Directors of the Issuer at the Annual  Meeting  (the  "Solicitation"),  and (c) WILLC agreed to bear all expenses incurred in connection with the Group's activities,  including approved expenses  incurred by any of the parties in  connection  with the  Solicitation, subject to certain limitations. The Joint Filing Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibits:

          2.   Director Nomination Letter from WILLC to the Issuer,  dated March
               15, 2007.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 16 of 40 Pages
----------------------                                    ----------------------

          3.   Joint  Filing  and  Solicitation  Agreement  by and among  WILLC,
               Arthur D. Lipson,  WIHP,  WIAP,  WITR,  BPIP,  BPP,  BPM,  Robert
               Ferguson,  Scott  Franzblau and Matthew  Crouse,  dated March 15,
               2007.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 17 of 40 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007             WESTERN INVESTMENT LLC

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                  By: Western Investment LLC,
                                  Its General Partner

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                  By: Western Investment LLC,
                                  Its Managing Member

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  WESTERN INVESTMENT TOTAL RETURN
                                  MASTER FUND LTD.

                                  By: Western Investment LLC,
                                  Its Investment Manager

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  /s/ Arthur D. Lipson
                                  ----------------------------------------------
                                  ARTHUR D. LIPSON

                                  /s/ Matthew Crouse
                                  ----------------------------------------------
                                  MATTHEW CROUSE

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 18 of 40 Pages
----------------------                                    ----------------------

                                  BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  Its Managing Member

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  By:  /s/ Scott Franzblau
                                     -------------------------------------------
                                  Name: Scott Franzblau
                                  Title: Managing Member

                                  BENCHMARK PLUS PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  Its Managing Member

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  By:  /s/ Scott Franzblau
                                     -------------------------------------------
                                  Name: Scott Franzblau
                                  Title: Managing Member

                                  BENCHMARK PLUS MANAGEMENT, L.L.C.

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  /s/ Robert Ferguson
                                  ----------------------------------------------
                                  ROBERT FERGUSON

                                  /s/ Scott Franzblau
                                  ----------------------------------------------
                                  SCOTT FRANZBLAU

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 19 of 40 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

  Shares of Common Stock           Price Per                  Date of
    Purchased/(Sold)               Share($)                Purchase/Sale
    ----------------               --------                -------------

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
                     ---------------------------------------
          10,000                    14.3848                  03/01/07
           6,800                    14.3400                  03/07/07

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
                                      None

                WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
                ------------------------------------------------
                                      None

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

                                ARTHUR D. LIPSON
                                ----------------
                                      None

                    BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                    ----------------------------------------
                                      None

                         BENCHMARK PLUS PARTNERS, L.L.C.
                         -------------------------------
           5,300                    14.4100                  03/12/07
           1,900                    14.3403                  03/13/07

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                        ---------------------------------
                                      None

                                 SCOTT FRANZBLAU
                                 ---------------
                                      None

                                 ROBERT FERGUSON
                                 ---------------
                                      None

                                 MATTHEW CROUSE
                                 --------------
                                      None

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 20 of 40 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

   DIRECTORS AND OFFICERS OF WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Don M. Seymour              Businessperson              dms Management Ltd.
Director                    dms Management Ltd.         PO Box 31910SMB
                                                        George Town, Grand Cayman
                                                        Cayman Islands

David Bree                  Businessperson              dms Management Ltd.
Director                    dms Management Ltd.         PO Box 31910SMB
                                                        George Town, Grand Cayman
                                                        Cayman Islands

J.D. Clark & Co.            Trust Company               2425 Lincoln Ave.
Secretary                                               Ogden, Utah 84401

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 21 of 40 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                         Page
      -------                                                         ----

1.    Joint  Filing   Agreement  by  and  among   Western              --
      Investment   LLC,   Arthur   D.   Lipson,   Western
      Investment    Hedged    Partners   L.P.,    Western
      Investment    Activism    Partners   LLC,   Western
      Investment   Total  Return   Master   Fund,   Ltd.,
      Benchmark  Plus  Institutional  Partners,   L.L.C.,
      Benchmark  Plus  Partners,  L.L.C.,  Benchmark Plus
      Management,  L.L.C.,  Scott  Franzblau,  and Robert
      Ferguson,   dated  February  23,  2007  (previously
      filed).

2.    Director   Nomination  Letter  from  WILLC  to  the           22 to 36
      Issuer, dated March 15, 2007.

3.    Joint  Filing  and  Solicitation  Agreement  by and           37 to 40
      among WILLC,  Arthur D. Lipson,  WIHP,  WIAP, WITR,
      BPIP,  BPP, BPM, Robert  Ferguson,  Scott Franzblau
      and Matthew Crouse, dated March 15, 2007.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 22 of 40 Pages
----------------------                                    ----------------------

                                    EXHIBIT 2

                             WESTERN INVESTMENT LLC
                      7050 S. UNION PARK CENTER, SUITE 590
                               MIDVALE, UTAH 84047

                                                                  March 15, 2007

BY FEDERAL EXPRESS

Pioneer Tax Advantaged Balanced Trust
60 State Street
Boston, Massachusetts 02109
Attn:  Corporate Secretary

     Re: NOTICE OF INTENTION TO NOMINATE INDIVIDUALS FOR ELECTION AS TRUSTEES AT
         THE ANNUAL MEETING OF STOCKHOLDERS  OF PIONEER TAX ADVANTAGED  BALANCED
         TRUST.

Dear Sir or Madam:

      This letter  shall serve to satisfy the  advance  notice  requirements  of
Article III,  Section 7 of the Bylaws (the  "Bylaws") of Pioneer Tax  Advantaged
Balanced Trust ("PBF") as to the nomination by Western  Investment LLC ("Western
Investment" or the "Nominating  Stockholder") of three (3) nominees for election to the Board of Trustees of PBF (the "PBF Board") at the 2007 annual  meeting of stockholders of PBF, or any other meeting of stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting").

      This letter and all Exhibits attached hereto are collectively  referred to as the "Notice." Western  Investment is the beneficial owner of 1,662,841 shares of common  stock,  no par value (the "Common  Stock"),  of PBF,  1,000 shares of which are held of record by Western  Investment.  Through this  Notice,  Western
Investment hereby nominates and notifies you of its intent to nominate Arthur D.
Lipson and Robert Ferguson (together,  the  "Common/Preferred  Shares Nominees")
and  Matthew  Crouse  (the  "Preferred  Shares  Nominee")  as  nominees  (each a
"Nominee" and collectively the "Nominees") to be elected to the PBF Board at the
Annual Meeting. The Nominating Stockholder believes that, of the three (3) Class
I Trustees  whose terms expire at the annual  meeting,  two (2) are eligible for election by holders of shares of Common Stock and  preferred  stock  ("Preferred
Stock") of PBF, voting together as a class. The Common/Preferred Shares Nominees are  being  nominated  for  election  as the two (2) Class I  Trustees  that are eligible to be elected by holders of shares of Common Stock and Preferred Stock, voting together as a class.  The Preferred Shares Nominee is being nominated for election as the one (1) Class I Trustee eligible to be elected by the holders of shares of  Preferred  Stock.  If in fact there are more than three (3)  trustees eligible  for election or the above  beliefs are not  accurate,  the  Nominating
Stockholder  reserves the right to nominate such number of  additional  trustees eligible for election at the Annual Meeting or to redesignate the Nominees named herein  between the Preferred  Shares  Nominee and the  Common/Preferred  Shares
Nominees. Any additional nominations made pursuant to the preceding sentence are without prejudice to the position of Western  Investment that any attempt by PBF to increase  the size of the PBF board or to  reconstitute  or  reconfigure  the classes  on which the  current  trustees  serve  would  constitute  an  unlawful

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 23 of 40 Pages
----------------------                                    ----------------------

manipulation of PBF's corporate machinery. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining  Nominee(s) and as to any  replacement  Nominee(s)  selected by
Western Investment.

      The  information   concerning  the  Nominees  and  the   stockholders  and
beneficial owners (the "Stockholders") on whose behalf the nominations are being made, as required by Article III, Section 7 of the Bylaws, is set forth below:

(i) NAME, AGE, BUSINESS ADDRESS AND RESIDENCE ADDRESS OF THE NOMINEES:

  Name and Age           Business Address                  Residence Address
  ------------           ----------------                  -----------------
Arthur D. Lipson    c/o Western Investment LLC                   xxxx
(Age 64)            7050 S. Union Park Center,                   xxxx
                    Suite 590
                    Midvale, Utah 84047

Robert Ferguson     820 A Street, Suite 700                      xxxx
(Age 50)            Tacoma, Washington 98402                     xxxx

Matthew S. Crouse   c/o Western Investment LLC                   xxxx
(Age 35)            7050 S. Union Park Center,                   xxxx
                    Suite 590
                    Midvale, Utah 84047

(ii) CLASS AND NUMBER OF SHARES OF STOCK OF PBF THAT ARE BENEFICIALLY  OWNED AND
OWNED OF RECORD BY THE NOMINEES:

        Name               Class                Number and Type of Ownership
        ----               ------               ----------------------------
Arthur D. Lipson        Common Stock,     As the sole managing member of Western
                        no par value      Investment,  Mr.  Lipson may be deemed
                                          to  beneficially   own  the  1,662,841
                                          shares  of Common  Stock  beneficially
                                          owned by Western  Investment.  Western
                                          Investment,   as  general  partner  of
                                          Western   Investment  Hedged  Partners
                                          L.P.  ("WIHP"),   managing  member  of
                                          Western  Investment  Activism Partners
                                          LLC ("WIAP") and investment manager of
                                          Western Investment Total Return Master
                                          Fund, Ltd. ("WITR"),  may be deemed to
                                          beneficially  own the 1,661,841 shares
                                          of Common Stock  beneficially owned in
                                          the aggregate by WIHP,  WIAP and WITR,
                                          as well as the  1,000  shares  held of
                                          record by Western Investment.

Robert Ferguson         Common Stock,    As a managing member of Benchmark Plus
                        no par value     Management   L.L.C.    ("BPM"),    Mr.
                                         Ferguson may be deemed to beneficially
                                         own the 1,164,960 Shares  beneficially
                                         owned by BPM. As the  managing  member
                                         of   Benchmark   Plus    Institutional
                                         Partners,    L.L.C.    ("BPIP")    and
                                         Benchmark   Plus   Partners,    L.L.C.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 24 of 40 Pages
----------------------                                    ----------------------

                                         ("BPP"),   BPM   may  be   deemed   to
                                         beneficially  own the 1,164,960 Shares
                                         beneficially owned in the aggregate by
                                         BPIP and BPP.

Matthew S. Crouse            N/A         None

(iii) ALL INFORMATION  RELATING TO THE NOMINEES THAT IS REQUIRED TO BE DISCLOSED
IN SOLICITATIONS OF PROXIES FOR ELECTION OF TRUSTEES IN AN ELECTION CONTEST,  OR
IS  OTHERWISE  REQUIRED,  IN EACH  CASE  PURSUANT  TO  REGULATION  14A UNDER THE
EXCHANGE ACT:

      ARTHUR D. LIPSON has been managing private  investment  partnerships since
      1995. He has been the sole managing  member of Western  Investment  LLC, a
      Delaware limited  liability company that has acted as the general partner, managing  member or  investment  manager,  as the case may be, of  private investment  partnerships  in the  Western  Investment  funds  since  1997.
      Western Investment specializes in investing in undervalued companies.  Mr.
      Lipson has  additional  substantial  experience  in sales and  trading and research,  including  previously  heading all fixed  income  research  for
      Lehman Brothers and for Paine Webber,  was a known leader in the industry, and created,  among other things,  the Lehman  Brothers bond indices.  Mr.
      Lipson  received a Masters  of  Science  from  Columbia  University  and a
      Bachelor of Science from the California Institute of Technology.

      ROBERT  FERGUSON has served as a principal of Benchmark  Plus  Management,
      L.L.C.,  the managing member of BPP, since 1997. BPP is in the business of acquiring,  holding and disposing of investments in various companies. Mr.
      Ferguson  received a Master of  Business  Administration  degree  from The
      Wharton School of Business,  University of Pennsylvania  and a Bachelor of
      Science  degree in Business  Administration  from Oregon State  University

      MATTHEW S. CROUSE has served as a portfolio manager at Western  Investment since February  2003.  From January 2002 to January 2003, he served as the
      Manager of Market Risk Control for Duke Energy,  a utility company with an affiliated  real estate  operation.  From June 2000 to December  2001,  he served as Manager/Director of Research for The New Power Company, a retail energy  supplier.  Mr. Crouse  received a Ph.D. in Electrical  Engineering from Rice  University  and a Masters of Business  Administration  from the
      University of Houston.

      For  information  regarding  transactions  during  the past  two  years of securities  of PBF by the  Nominees  and the other  persons  and  entities anticipated  to be  participants  in the  Joint  Filing  and  Solicitation
      Agreement (as defined below), please see EXHIBIT A.

      The  information  provided above has been furnished to Western  Investment and Mr.  Lipson by the  Nominees.  The Nominees are citizens of the United
      States of America.  None of the Nominees are  "interested  persons" of the
      Company within the meaning of Section  2(a)(19) of the Investment  Company
      Act of 1940

      As of  March  15,  2007,  the  dollar  range  of  shares  of  the  Company beneficially owned by each Nominee is as follows:

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 25 of 40 Pages
----------------------                                    ----------------------

                                                        Aggregate Dollar Range
                                                       of Equity Securities in
                              Dollar Range of Equity       All Funds to be
      Name of Nominee            Securities in Pbf       Overseen by Nominee

Arthur D. Lipson             Over $100,000             Over $100,000

Robert Ferguson              Over $100,000             Over $100,000

Matthew S. Crouse            --                        --

(iv) THE NAME AND  ADDRESS OF THE  STOCKHOLDER  GIVING  NOTICE,  AS  BELIEVED TO
APPEAR ON PBF'S STOCK LEDGER AND CURRENT NAME AND ADDRESS

   Stockholders     Name / Address On Stock Ledger    Current Name / Address (If
   ------------     ------------------------------    --------------------------
 Giving the Notice                                            Different)
 -----------------                                            ----------

Western Investment  Western Investment LLC         7050 S. Union Park Center
LLC                 c/o American Stock Transfer &  Suite 590
                    Trust Company                  Midvale, Utah 84047
                    59 Maiden Lane
                    Plaza Level
                    New York, NY 10038

(v) CLASS AND NUMBER OF SHARES OF STOCK OF PBF THAT ARE OWNED  BENEFICIALLY  AND
OF RECORD BY THE STOCKHOLDERS GIVING THE NOTICE:

         Name                  Class             Number and Type of Ownership
         ----                  -----             ----------------------------
Western Investment LLC     Common Stock,    1,000 shares owned of record
                           no par value
                                            Western   Investment,   as   general
                                            partner  WIHP,  managing  member  of
                                            WIAP and investment manager of WITR,
                                            may be  deemed to  beneficially  own
                                            the 1,661,841 shares of Common Stock
                                            beneficially  owned in the aggregate
                                            by WIHP, WIAP and WITR.

      On March 15, 2007, Western Investment, WIAP, WIHP, WITR, Arthur D. Lipson,
Matthew  S.  Crouse,  BPIP,  BPP,  BPM,  Scott  Franzblau  and  Robert  Ferguson
(collectively,  the  "Group")  entered  into a  Joint  Filing  and  Solicitation
Agreement  in which,  among other  things,  (a) the parties  agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities of PBF, (b) the parties  agreed to vote in favor of the election of the Nominees and to solicit  proxies or written  consents for the election of the  Nominees,  or any other  person(s)  nominated by Western  Investment at the
Annual Meeting (the "Solicitation"),  (c) Western Investment agreed to indemnify and hold Matthew S. Crouse and Robert Ferguson harmless from and against any and

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 26 of 40 Pages
----------------------                                    ----------------------

all  claims  of any  nature,  whenever  brought,  arising  from  such  Nominee's nomination for election as trustee of PBF, and the Solicitation, and (d) Western
Investment  agreed to bear all expenses  incurred in connection with the Group's activities,  including  approved  expenses  incurred  by any of the  parties  in connection with the Solicitation, subject to certain limitations.

      The information  contained in the Schedule 13D filed or to be filed by the members of the Group with  respect to PBF is deemed  incorporated  by  reference herein and accordingly all information  contained in this Notice is deemed to be supplemented by the information in the Schedule 13D.

      Other than as stated herein,  there are no arrangements or  understandings between  Western  Investment  and the  Nominees  or any other  person or persons pursuant to which the nominations  described  herein are to be made,  other than the  consents  by the  Nominees to be named as a nominee in this  Notice,  to be named as a nominee in any proxy  statement  filed by Western  Investment  and/or
Arthur D. Lipson in connection with the Annual Meeting and to serve as a trustee of PBF, if so elected. Such consents are attached hereto as EXHIBIT B.

      Except as set forth in this Notice  (including the Exhibits  hereto),  (i)
during the past 10 years, no Nominee has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of PBF; (iii) no Nominee owns any securities  of PBF  which  are owned of  record  but not  beneficially;  (iv) no
Nominee has  purchased or sold any  securities of PBF during the past two years;
(v) no part of the purchase price or market value of the securities of PBF owned by any Nominee is represented  by funds  borrowed or otherwise  obtained for the purpose of acquiring or holding such  securities;  (vi) no Nominee is, or within the past year was, a party to any contract,  arrangements or understandings with any person with respect to any securities of PBF, including, but not limited to, joint ventures,  loan or option arrangements,  puts or calls, guarantees against loss or  guarantees of profit,  division of losses or profits,  or the giving or withholding  of proxies;  (vii) no associate  of any Nominee owns  beneficially,
directly  or  indirectly,   any  securities  of  PBF;  (viii)  no  Nominee  owns
beneficially, directly or indirectly, any securities of any parent or subsidiary of  PBF;  (ix) no  Nominee  or any of  his/her  associates  was a  party  to any transaction,  or series of similar  transactions,  since the  beginning of PBF's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which PBF or any of its subsidiaries was or is to be a party, in which the amount involved  exceeds  $120,000;  and (x) no Nominee or any of his/her  associates has any arrangement or understanding  with any person with respect to any future employment by PBF or its affiliates,  or with respect to any future  transactions to which PBF or any of its affiliates will or may be a party.

      A representative of Western  Investment  intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this Notice for election to the PBF Board.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 27 of 40 Pages
----------------------                                    ----------------------

      Please address any  correspondence to Western  Investment LLC,  Attention:
Arthur D. Lipson,  telephone  (801)  568-1400,  facsimile (801) 568-1417 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination of trustees to the PBF Board are legal, valid or binding, and Western
Investment reserves the right to challenge their validity.

                                 Very truly yours,

                                 WESTERN INVESTMENT LLC

                                 By: /s/ Arthur D. Lipson
                                    ------------------------------
                                 Name:  Arthur D. Lipson
                                 Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 28 of 40 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                     TRANSACTIONS IN THE COMMON STOCK OF PBF

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

                    Western Investment Hedged Partners, L.P.
                    ----------------------------------------

         Buy                 500               03/15/05             12.9185
         Buy               1,800               03/23/05             12.4725
        Sell               1,900               03/30/05             12.9636
        Sell                 100               03/30/05             12.9636
        Sell                 400               04/01/05             13.1356
        Sell                 900               04/01/05             13.1355
        Sell               1,500               04/04/05             12.9418
        Sell                 500               04/04/05             12.9418
        Sell               1,500               04/05/05             13.1543
        Sell               1,200               04/08/05             13.0778
         Buy               1,200               05/12/05             12.8585
         Buy               1,400               05/17/05             12.8185
         Buy                 500               05/18/05             12.9185
         Buy               1,000               05/24/05             12.9135
        Sell                 900               06/24/05             13.5209
        Sell                 300               06/24/05             13.5209
        Sell                 900               07/08/05             13.7542
        Sell               1,400               07/08/05             13.7542
        Sell               1,300               08/01/05             13.6966
        Sell               1,000               08/01/05             13.6966
        Sell               2,900               08/08/05             13.5843
        Sell                 500               08/09/05             13.6309
        Sell               1,000               08/11/05             13.5009
        Sell                 700               04/06/06             12.8890
        Sell               1,100               04/06/06             12.8890
         Buy               2,000               04/13/06             12.4075
         Buy               2,000               04/28/06             12.3300
         Buy              25,000               07/11/06             12.3975
         Buy               8,600               07/14/06             12.3143
         Buy              32,900               07/17/06             12.3135
         Buy               3,000               07/18/06             12.3383
        Sell               2,000               09/28/06             13.2496
        Sell              25,000               09/28/06             13.2496
        Sell               8,600               09/28/06             13.2496
        Sell              30,400               09/28/06             13.2496
         Buy              17,900               10/04/06             13.3155
         Buy              33,100               10/05/06             13.3290
         Buy               2,400               10/06/06             13.2992

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 29 of 40 Pages
----------------------                                    ----------------------

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

         Buy               9,200               10/09/06             13.2904
         Buy              20,500               10/10/06             13.3149
         Buy               7,800               10/12/06             13.3541
         Buy               3,500               10/13/06             13.3279
         Buy               1,200               10/16/06             13.3608
         Buy              16,100               10/17/06             13.3395
         Buy               5,900               10/18/06             13.3747
         Buy               5,200               10/24/06             13.3969
         Buy              31,900               10/31/06             13.5629
         Buy               7,000               12/06/06             13.8630
         Buy               3,700               12/07/06             13.9077
         Buy              41,559               12/15/06             13.9522
         Buy              10,000               12/18/06             13.9426
        Sell                 600               12/18/06             13.9462
         Buy              61,000               12/19/06             13.9312
         Buy               1,500               12/20/06             13.9297
         Buy              22,433               12/21/06             13.9643
         Buy               1,000               12/26/06             14.0650
         Buy              14,800               12/29/06             14.0031
         Buy              48,400               01/03/07             14.0203
         Buy              16,400               01/04/07             14.0045
         Buy              33,747               01/19/07             14.1461
        Sell                 700               01/19/07             14.2011
         Buy              16,200               01/22/07             14.1848
         Buy               2,900               01/23/07             14.1710
         Buy             251,000               01/23/07             14.1800
        Sell                 300               01/24/07             14.1477
        Sell                 500               01/24/07             14.1611
         Buy             100,000               01/26/07             14.2501
         Buy              10,000               03/01/07             14.3848
         Buy               6,800               03/07/07             14.3400

                    Western Investment Activism Partners LLC
                    ----------------------------------------

         Buy              45,900               07/19/06             12.4370
         Buy              11,700               07/28/06             12.6418
         Buy              11,000               08/02/06             12.6990
         Buy              12,700               08/09/06             12.8262
         Buy               2,400               08/11/06             12.7992
         Buy               6,100               08/14/06             12.8120
         Buy                 100               08/15/06             12.9550
        Sell              25,500               09/28/06             13.2496
        Sell              20,400               09/28/06             13.2496
        Sell              11,700               09/28/06             13.2496

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 30 of 40 Pages
----------------------                                    ----------------------

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

        Sell              11,000               09/28/06             13.2496
        Sell               6,900               09/28/06             13.2496
         Buy              20,400               10/03/06             13.2655
         Buy              19,400               10/20/06             13.3642
         Buy               3,600               10/23/06             13.3878
         Buy               9,900               11/01/06             13.6066
         Buy               9,300               11/02/06             13.5376
         Buy               9,400               11/03/06             13.4860
         Buy               2,700               11/06/06             13.5687
         Buy              20,200               11/07/06             13.6151
         Buy               2,800               11/08/06             13.6040
         Buy                 200               11/10/06             13.6550
         Buy               5,600               11/16/06             13.6234
         Buy              26,900               11/17/06             13.6463
         Buy              17,700               11/20/06             13.6445
         Buy              10,800               11/22/06             13.6578
         Buy               4,300               11/29/06             13.7173
         Buy               6,500               12/04/06             13.8465
         Buy               8,600               12/05/06             13.8662
         Buy               7,000               12/06/06             13.8630
         Buy               3,700               12/07/06             13.9077
         Buy              22,200               12/12/06             13.8964
         Buy              64,600               12/13/06             13.9466
         Buy              31,502               12/14/06             13.9466
         Buy               3,700               12/28/06             13.9677
         Buy               1,000               01/05/07             13.9950
         Buy               1,600               01/08/07             13.9113
         Buy               5,400               01/09/07             13.9775
         Buy               6,900               01/10/07             13.9993
         Buy              10,800               01/11/07             14.0480
         Buy              12,600               01/12/07             14.0442
         Buy              40,000               01/16/07             14.0503
         Buy              22,200               01/17/07             14.0938
         Buy              41,700               01/18/07             14.1231
         Buy              16,300               01/22/07             14.1848
         Buy               2,800               01/23/07             14.1712
         Buy             251,000               01/23/07             14.1800
         Buy             100,000               01/26/07             14.2501

                 Western Investment Institutional Partners LLC
                 ---------------------------------------------

         Buy                 500               03/15/05             12.9185
         Buy               1,700               03/23/05             12.4725
        Sell               1,900               03/30/05             12.9636
        Sell                 100               03/30/05             12.9636

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 31 of 40 Pages
----------------------                                    ----------------------

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

        Sell                 400               04/01/05             13.1356
        Sell                 900               04/01/05             13.1355
        Sell               1,500               04/04/05             12.9418
        Sell                 500               04/04/05             12.9418
        Sell               1,500               04/05/05             13.1543
        Sell               1,100               04/08/05             13.0771
         Buy               1,100               05/12/05             12.8585
         Buy                 700               05/13/05             12.8285
         Buy               1,400               05/17/05             12.8185
         Buy               1,000               05/24/05             12.9135
        Sell                 800               06/24/05             13.5209
        Sell                 300               06/24/05             13.5209
        Sell                 800               07/08/05             13.7542
        Sell                 700               07/08/05             13.7542
        Sell                 700               07/08/05             13.7542
        Sell               1,400               08/01/05             13.6966
        Sell                 900               08/01/05             13.6966
        Sell               3,000               08/08/05             13.5844
        Sell                 500               08/09/05             13.6309
        Sell                 200               08/11/05             13.5010
        Sell                 800               08/11/05             13.5009
         Buy               2,000               09/16/05             12.9085
         Buy                 500               10/13/05             12.2185
         Buy               4,000               10/14/05             12.2610
         Buy               5,000               10/17/05             12.2525
         Buy               2,000               12/28/05             12.2275
         Buy               5,400               12/29/05             12.3581
         Buy               8,600               07/14/06             12.3143
         Buy              32,900               07/17/06             12.3135
        Sell                 200               08/23/06             12.9111
        Sell               2,000               08/23/06             12.9111
        Sell                 500               08/23/06             12.9111
        Sell               1,400               08/23/06             12.9111
        Sell               2,600               08/24/06             12.9105
        Sell                 600               08/24/06             12.9105
        Sell               2,300               08/25/06             12.9685
        Sell               2,100               08/29/06             12.9862
        Sell               2,000               08/29/06             12.9862
        Sell               1,000               08/29/06             12.9862
        Sell               4,300               08/30/06             13.0211
        Sell               8,600               09/28/06             13.2496
        Sell              32,900               09/28/06             13.2496
        Sell                 500               10/13/06             13.4246
        Sell                 100               12/18/06             13.9045
        Sell                 200               12/18/06             13.9517

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 32 of 40 Pages
----------------------                                    ----------------------

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

        Sell               3,200               12/18/06             13.9516

              Western Investment Total Return Master Fund, Ltd.
              -------------------------------------------------

         Buy              13,400               02/23/07             14.4749

                             Western Investment LLC
                             ----------------------

         Buy               1,000               12/15/06             13.9585

                 Benchmark Plus Institutional Partners, L.L.C..
                 ----------------------------------------------

         Buy              47,000               07/25/06             12.5297
         Buy              39,200               07/26/06             12.5546
         Buy               8,200               08/17/06             12.8746
         Buy              49,400               08/21/06             12.8925
         Buy               3,800               08/28/06             13.0118
         Buy              25,500               08/29/06             12.9858
         Buy              19,800               08/31/06             13.0285
         Buy               1,100               09/05/06             13.0641
         Buy               2,300               09/08/06             12.9993
         Buy               1,000               09/11/06             13.0150
         Buy               9,500               09/20/06             13.0849
         Buy              15,100               09/25/06             13.1757
         Buy              91,500               09/28/06             13.2500
         Buy              17,400               01/24/07             14.1870
         Buy             100,000               01/26/07             14.2501
         Buy              10,600               01/29/07             14.2565
         Buy               9,300               01/29/07             14.2376
         Buy              58,260               01/30/07             14.2747
         Buy              14,500               02/06/07             14.4187
         Buy               5,600               02/07/07             14.4368
         Buy               9,500               02/13/07             14.3683
         Buy              45,200               02/14/07             14.4563
         Buy               9,700               02/15/07             14.4441
         Buy               8,500               02/16/07             14.4542
         Buy              11,200               02/20/07             14.4950
         Buy              12,200               02/21/07             14.4725
         Buy               9,400               02/22/07             14.4661
         Buy              15,800               02/23/07             14.4591

                         Benchmark Plus Partners, L.L.C.
                         -------------------------------

         Buy               2,500               07/20/06             12.4690
         Buy              17,800               07/21/06             12.4443

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 33 of 40 Pages
----------------------                                    ----------------------

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

         Buy               5,800               07/24/06             12.5060
         Buy               2,900               07/27/06             12.5984
         Buy               3,500               07/31/06             12.6679
         Buy              15,800               08/03/06             12.7165
         Buy               4,600               08/04/06             12.7796
         Buy              32,300               08/07/06             12.8032
         Buy              10,100               08/08/06             12.8138
         Buy              10,300               08/18/06             12.9016
         Buy              10,600               08/22/06             12.9166
         Buy              15,000               08/23/06             12.8922
         Buy              47,200               08/24/06             12.9190
         Buy              35,200               08/25/06             12.9495
         Buy               6,900               08/30/06             13.0097
         Buy                 400               09/06/06             13.0400
         Buy              10,300               09/07/06             12.9862
         Buy              91,500               09/28/06             13.2500
         Buy              17,300               01/24/07             14.1870
         Buy             100,000               01/26/07             14.2501
         Buy              10,500               01/29/07             14.2566
         Buy               9,200               01/29/07             14.2376
         Buy              22,100               01/31/07             14.3027
         Buy               7,600               02/08/07             14.4463
         Buy               8,300               02/09/07             14.4330
         Buy               9,500               02/13/07             14.3683
         Buy               5,300               03/12/07             14.4100

                        Benchmark Plus Management, L.l.c.
                        ---------------------------------
                                      None

                                Arthur D. Lipson
                                ----------------
                                      None

                                 Scott Franzblau
                                 ---------------
                                      None

                                 Robert Ferguson
                                 ---------------
                                      None

                                 Matthew Crouse
                                 --------------
                                      None

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 34 of 40 Pages
----------------------                                    ----------------------

                                    EXHIBIT B
                              CONSENTS OF NOMINEES

                                ARTHUR D. LIPSON
                             WESTERN INVESTMENT LLC
                      7050 S. UNION PARK CENTER, SUITE 590
                               MIDVALE, UTAH 84047

                                                                  March 15, 2007

Pioneer Tax Advantaged Balanced Trust
60 State Street
Boston, Massachusetts 02109
Attn:  Corporate Secretary

Dear Madam:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Western Investment LLC ("Western") of its intention to nominate the  undersigned  as a director of Pioneer Tax  Advantaged
Balanced Trust ("PBF") at the 2007 annual meeting of stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of PBF if elected at the Annual Meeting.

                                    Very truly yours,

                                    Arthur D. Lipson

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 35 of 40 Pages
----------------------                                    ----------------------

                                 ROBERT FERGUSON
                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                             820 A STREET, SUITE 700
                            TACOMA, WASHINGTON 98402

                                                                  March 13, 2007

Pioneer Tax Advantaged Balanced Trust
60 State Street
Boston, Massachusetts 02109
Attn:  Corporate Secretary

Dear Madam:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Western Investment LLC ("Western") of its intention to nominate the  undersigned  as a director of Pioneer Tax  Advantaged
Balanced Trust ("PBF") at the 2007 annual meeting of stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of PBF if elected at the Annual Meeting.

                                    Very truly yours,

                                    Robert Ferguson

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 36 of 40 Pages
----------------------                                    ----------------------

                                 MATTHEW CROUSE
                             WESTERN INVESTMENT LLC
                      7050 S. UNION PARK CENTER, SUITE 590
                               MIDVALE, UTAH 84047

                                                                  March 15, 2007

Pioneer Tax Advantaged Balanced Trust
60 State Street
Boston, Massachusetts 02109
Attn:  Corporate Secretary

Dear Madam:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Western Investment LLC ("Western") of its intention to nominate the  undersigned  as a director of Pioneer Tax  Advantaged
Balanced Trust ("PBF") at the 2007 annual meeting of stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of PBF if elected at the Annual Meeting.

                                    Very truly yours,

                                    Matthew Crouse

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 37 of 40 Pages
----------------------                                    ----------------------

                                    EXHIBIT 3
                      JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,   certain  of  the  undersigned  are   stockholders,   direct  or
beneficial, of Pioneer Tax Advantaged Balanced Trust, a Delaware trust ("PBF");

      WHEREAS, Western Investment LLC ("Western Investment"), Western Investment
Hedged  Partners,  L.P.,  Western  Investment  Activism  Partners  LLC,  Western
Investment  Total Return Master Fund,  Ltd.,  Arthur D. Lipson,  Matthew Crouse,
Benchmark  Plus  Institutional  Partners,  L.L.C.,  Benchmark  Plus  Management,
L.L.C.,  Benchmark Plus Partners,  L.L.C.,  Scott  Franzblau and Robert Ferguson
wish to form a group for the purpose of seeking  representation  on the Board of
Directors of PBF;

      WHEREAS,  Western Investment intends to nominate Arthur D. Lipson, Matthew
Crouse and Robert  Ferguson as nominees to be elected to the Board of  Directors of PBF at the 2007 annual meeting of  stockholders  of PBF, or any other meeting of  stockholders  held in lieu  thereof,  and any  adjournments,  postponements, reschedulings or continuations thereof (the "Annual Meeting").

      NOW, IT IS AGREED, this 15th day of March 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D  with  respect  to  the  securities  of PBF to  the  extent  required  under applicable  securities  laws.  Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein.

      2. So long as this agreement is in effect,  each of the undersigned  shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan")  of (i) any of their  purchases or sales of securities of PBF or (ii)
any  securities  of PBF  over  which  they  acquire  or  dispose  of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

      3. Each of the undersigned  agrees to solicit proxies or written  consents for the election of Arthur D. Lipson, Matthew Crouse and Robert Ferguson, or any
other person(s)  nominated by Western  Investment,  to the Board of Directors of
PBF at the Annual Meeting (the "Nominees").

      4. Western  Investment  agrees to bear all expenses incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation of proxies or written  consents by the members of the Group in connection  with the Annual  Meeting.  Notwithstanding  the  foregoing,  Western
Investment  shall not be required to reimburse  any party for (i)  out-of-pocket expenses  incurred by a party in the aggregate in excess of $250 without Western
Investment's  prior written  approval;  (ii) the value of the time of any party;
(iii) legal fees incurred without Western  Investment's  prior written approval;
or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened  litigation without Western Investment's prior written approval.

      5. The  relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of PBF, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 38 of 40 Pages
----------------------                                    ----------------------

      6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      7. In the  event of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

      8. Any party  hereto  may  terminate  his/her/its  obligations  under this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

      9. Each party  acknowledges  that Olshan shall act as counsel for both the
Group and Western Investment.

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 39 of 40 Pages
----------------------                                    ----------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                  WESTERN INVESTMENT LLC

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                  By: Western Investment LLC,
                                  Its General Partner

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                  By: Western Investment LLC,
                                  Its Managing Member

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  WESTERN INVESTMENT TOTAL RETURN
                                  MASTER FUND LTD.

                                  By: Western Investment LLC,
                                  Its Investment Member

                                  By: /s/ Arthur D. Lipson
                                     -------------------------------------------
                                  Name: Arthur D. Lipson
                                  Title: Managing Member

                                  BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  Its General Partner

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  By:  /s/ Scott Franzblau
                                     -------------------------------------------
                                  Name: Scott Franzblau
                                  Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 72388R101                   13D                    Page 40 of 40 Pages
----------------------                                    ----------------------

                                  BENCHMARK PLUS PARTNERS, L.L.C.

                                  By: Benchmark Plus Management, L.L.C.,
                                  Its General Partner

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  By:  /s/ Scott Franzblau
                                     -------------------------------------------
                                  Name: Scott Franzblau
                                  Title: Managing Member

                                  BENCHMARK PLUS MANAGEMENT, L.L.C.

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  By:  /s/ Robert Ferguson
                                     -------------------------------------------
                                  Name: Robert Ferguson
                                  Title: Managing Member

                                  /s/ Arthur D. Lipson
                                  ----------------------------------------------
                                  ARTHUR D. LIPSON

                                  /s/ Robert Ferguson
                                  ----------------------------------------------
                                  SCOTT FRANZBLAU

                                  /s/ Robert Ferguson
                                  ----------------------------------------------
                                  ROBERT FERGUSON

                                  /s/ Matthew Crouse
                                  ----------------------------------------------
                                  MATTHEW CROUSE